FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

NYSE – AG	September 30, 2013
TSX – FR
Frankfurt – FMV

First Majestic Applies to Dismiss Appeal of Positive Judgment for US$93.84 million

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or “First Majestic”) today announced further to its April 26, 2013 and July 2, 2013 news releases, that First Majestic has applied to the Court of Appeal of British Columbia for an order dismissing the appeal by Hector Davila Santos (“Hector Davila”) and Minerales y Minas Mexicana, S.A. de C.V. (“MMM”) of the April 24, 2013 trial judgment in favour of First Majestic in the amount of US$93.84 million.

In November 2007, the Company and its wholly-owned subsidiary, First Silver Reserve Inc. (“FSR”) commenced an action against Hector Davila, the previous director, President and Chief Executive Officer of FSR with respect to the acquisition of the Bolaños Mine in Mexico. On April 24, 2013, the Supreme Court of British Columbia ruled in favour of First Majestic and FSR and ordered that Hector Davila and MMM pay to First Majestic US$93.84 million (as increased from the US$86.9 million initially ordered, to correct an error in the prior assessment). As previously announced, the Company received CDN$14.85 million on June 28, 2013 as partial payment of the judgment.

Hector Davila and MMM appealed the April 24, 2013 decision of the Supreme Court of British Columbia. On June 27, 2013 the Court of Appeal of British Columbia ordered Hector Davila and MMM to post security or provide a letter of credit in the amount of US$79 million by September 25, 2013. Hector Davila and MMM did not post security or provide a letter of credit and as a result, under the terms of the June 27th ruling, First Majestic and FSR have applied to dismiss the appeal.

Additionally, the Supreme Court of British Columbia has granted orders restricting any transfer or encumbrance of the Bolaños Mine by Hector Davila or MMM and limiting mining at the Bolaños Mine. The orders also require that Hector Davila and MMM preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine and the holding account.

There is no guarantee that the Company’s application for dismissal of the appeal will be successful. Judgment against Hector Davila and MMM should not be regarded as final until such time as all avenues for appeal have been exhausted and the Company cautions that even if the results of all such appeals are in the Company’s favour it may have to take additional action in Mexico and / or Canada to try to recover the unpaid portion of the judgment. The outcome of any such action is not presently determinable.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: additional court proceedings and recovery of judgment amounts.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such statements include statements with respect to court proceedings and receipt of judgment proceeds. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: availability of time on court calendars in Canada and elsewhere; the recognition of Canadian judgments under Mexican law; the possibility of settlement discussions; the risk of appeal of judgment; and the insufficiency of the defendants’ assets to satisfy the judgment amount.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.